November 10, 2014

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Gabriel Eckstein

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Net Element, Inc. (formerly known as Net Element International, Inc.)

Amendment No. 1 to Registration Statement on Form S-3

Filed October 16, 2014
File No. 333-199432

Dear Mr. Shuman and Mr. Eckstein:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of October 30, 2014 regarding the Company’s Registration Statement on Form S-3 that was filed on EDGAR on October 16, 2014 (the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Cover Page

1.        Please tell us what consideration you gave to expanding your cover page to succinctly disclose the number of shares currently being offered under your currently-effective, resale registration statements.

The Company has expanded its disclosure on cover page by succinctly disclosing the number of shares currently being offered under the Company’s currently-effective, resale registration statement.

Selling Securityholders, page 10

2.        Please tell us the basis upon which you exclude the identities of selling shareholders and related information. Refer to Rule 430B(b) of the Securities Act of 1933.

The Company has expanded its disclosure by including the identities of selling shareholders and related information as required by Item 507 of Regulation S-K. Such additional disclosure was added under the heading “Selling Securityholders.”

Please note that after the Registration Statement was filed, one additional selling shareholder was added (see additional disclosure added under the heading “Selling Securityholders”), which increased the aggregate number of the Company’s shares of common stock offered by the selling shareholders from 15,408,597 to 19,947,334 shares.

Information Incorporated by Reference, page 13

3.        Please revise to specifically incorporate the Schedule 14A filed October 21, 2014.

As the Company has filed its definitive proxy statement after the date of your comment letter, we have specifically incorporated the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 31, 2014.

Exhibit 5.1

4.        The text of paragraph 1, it is unclear as to whether shares to be resold by the selling security holders are outstanding. If those shares were outstanding, please submit a revised opinion that separately opines on the shares to be sold by selling shareholders, in accordance with the guidance in section II.B.2.h. of Staff Legal Bulletin No. 19 (October 14, 2011). If the shares offered by the selling shareholders were not outstanding at the time of filing, revise your prospectus to describe any pre-existing arrangement to issue these shares and provide us with an offering completion analysis with respect to the issuance of the shares by the company to the selling security holders.

The shares to be resold by the selling security holders are outstanding. Accordingly, our counsel submitted a revised opinion that, in accordance with the guidance in section II.B.2.h. of Staff Legal Bulletin No. 19 (October 14, 2011), separately opines on the shares to be sold by selling shareholders.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122, Serge Pavluk of Snell & Wilmer L.L.P. at 714.427.7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213.929.2545.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.